Exhibit 99.1

Jay D. Miller Appointed Chief Executive Officer

WINNIPEG and MINNEAPOLIS, July 29, 2013 /CNW/ - IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS" or the "Company") today announced that Jay D. Miller, the company's current President and COO, will also become the CEO of IMRIS Inc., effective August 1, 2013.  Chairman and CEO David Graves will continue as the Chair of the Board of Directors of the Corporation.

"IMRIS has grown from a single idea into a business that impacts the lives of patients every day," said David Graves.  "Our company has sold systems all over the world and is well positioned to enter into this next stage of growth under Jay's leadership.  Since our inception we have successfully commercialized intraoperative surgery systems based on MR and now we have completed the intraoperative CT, which has the ability to put another strong revenue stream into the company.  We have built a global sales capacity and customer base and have navigated some of the most challenging economic conditions in recent times.  We are on track for the completion of the Symbis® Surgical System, our MR-compatible Surgical Robot, and our MR-guided Radiation Therapy platform.  We have a compelling line up of in-the-market and development stage products that will provide a strong foundation for the company as it goes forward.   The goal of all IMRIS products is to improve patient outcomes and reduce the cost of care in the treatment of disease."

"The innovation and technology foundation at IMRIS was instrumental in my decision to join the company," said Jay Miller.  "IMRIS is infused with a culture of excellence and a proven ability to commercialize technology.  It is my goal to drive the adoption of products and services by customers and to provide great returns for investors.  This is an exciting opportunity to lead the next phase in the growth of a world class medical device company."

Miller joined IMRIS in September 2012 as President and COO.  Miller previously was the CEO of Zonare Inc., and CEO of Vital Images.  Prior to that he held senior positions with GE Healthcare after starting his career with Siemens Medical Systems.  He has a BA from Dartmouth, an MSc in Biomedical Engineering from University of Virginia and an MBA from Kellogg.

About IMRIS
IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS® Surgical Theatre - a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. VISIUS® Surgical Theatres serve the neurosurgical, spine, cardiovascular and cerebrovascular markets.

SOURCE: IMRIS Inc.

%CIK: 0001489161

For further information:

Kelly McNeill
Tel: 763-203-6304
Email: kmcneill@imris.com

CO: IMRIS Inc.

CNW 19:20e 29-JUL-13